General
New York Municipal
Bond Fund, Inc.

ANNUAL REPORT October 31, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General New York Municipal Bond Fund, Inc., covering the 12-month period from November 1, 2005, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did General New York Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2006, the fund achieved a total return of 5.59%.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.75% for the same period.[2] In addition, the fund is reported in the Lipper New York Municipal Debt Funds category, and the average total return for all funds reported in the category was 5.51% for the reporting period. [3]

A rally over the summer and early fall of 2006 more than offset earlier market weakness, as slowing U.S. economic growth helped ease investors' inflation fears. The fund produced a slightly lower return than its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses. The fund produced a higher return than its Lipper category average, due to its relatively long average duration and strong contributions from corporate-backed municipal bonds.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes, to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The fund will invest at least 65% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 35% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Robust economic growth and rising short-term interest rates over the first seven months of the reporting period limited the municipal bond market's performance. In fact, municipal bond prices declined sharply in May 2006, when hawkish comments from members of the Federal Reserve Board (the "Fed") caused investors to revise upward their interest-rate expectations. By the end of June, the Fed had hiked the overnight federal funds rate to 5.25%.

Market conditions and investor sentiment subsequently began to change, however, as a softening housing market and moderating employment gains indicated that the U.S. economy was moving to a slower phase of its cycle. The Fed lent credence to this view when it refrained in August, September and October from raising short-term interest rates after more than two years of steady rate hikes. Municipal bonds generally rallied as investors first anticipated and then reacted to the Fed's pause, causing yield differences between shorter- and longer-term bonds to narrow toward historical lows.

In addition, municipal bond prices were supported by favorable supply-and-demand influences. Like most states and municipalities, New York state and New York City took in more tax revenue than originally projected. The state expects to end its 2007 fiscal year with a budget surplus, reducing its need to borrow. Consequently, the supply of newly issued bonds declined compared to the same period one year earlier, while investor demand remained robust.

For most of the reporting period, we set the fund's average duration in a range we considered slightly longer than industry averages, which enabled it to participate more fully in the market rally. In addition, the fund benefited in the declining rate environment from its holdings of non-callable bonds, securities with long maturities and issues that were refinanced, with the proceeds placed in escrow until their first available redemption dates. The fund's holdings of corporate-backed tax-exempt bonds also performed well as investors sought higher current yields.

What is the fund's current strategy?

Given the recent downturn in the housing market, economic data have continued to indicate that U.S. economic growth is moderating with relatively little risk of recession. This suggests to us that the Fed is likely to remain on hold for the foreseeable future, and market volatility could become more subdued. Accordingly, we may reduce the fund's average duration to more closely track the benchmark, and we expect to maintain an emphasis on income-oriented securities.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in General New York Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 10/31/06*

	1 Year	5 Years	10 Years
Fund	**5.59%**	**4.13%**	**5.07%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in the General New York Municipal Bond Fund, Inc. on 10/31/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New York municipal securities and its performance shown in the line graph takes into account all applicable fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Bond Fund, Inc. from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

Expenses paid per $1,000†	$ 4.37
Ending value (after expenses)	$1,041.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

Expenses paid per $1,000†	$ 4.33
Ending value (after expenses)	$1,020.92

† *Expenses are equal to the fund's annualized expense ratio of .85%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006

Long-Term Municipal Investments—93.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—87.7%				
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Revenue (Insured; MBIA)	5.00	9/1/16	3,000,000	3,282,450
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	2,000,000	2,094,860
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,406,141
Jefferson County Industrial Development Agency, SWDR (International Paper Co. Project)	5.20	12/1/20	2,000,000	2,064,560
Long Island Power Authority, Electric System General Revenue	4.50	12/1/24	2,750,000	2,793,808
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	3,000,000	3,155,730
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,410,280
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,220,000 [a]	1,312,598
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	2,780,000 [a]	3,005,041
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	4,000,000	4,166,840
New York City	5.50	6/1/13	1,350,000 [a]	1,501,456
New York City	5.00	11/1/19	3,000,000	3,198,390
New York City	5.38	12/1/20	1,000,000	1,067,860
New York City	5.50	8/1/21	2,500,000	2,732,900
New York City	5.00	8/1/22	2,000,000	2,127,320
New York City	5.50	6/1/23	250,000	271,885
New York City	5.25	8/15/24	4,000,000	4,305,200
New York City	5.00	4/1/30	3,500,000	3,679,690

8

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Housing Development Corp., Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,200,000	1,282,104
New York City Housing Development Corp., MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	3,500,000	3,694,005
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.50	5/1/28	1,600,000	1,649,456
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,500,000	3,663,380
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,134,340
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	3,000,000	3,186,810
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	1,167,460
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,500,000	1,850,385
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project)	6.90	8/1/24	1,000,000	1,005,530

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	1,000,000	1,089,270
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/24	3,000,000	3,253,620
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.00	6/15/22	3,000,000	3,194,280
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	5.75	6/15/09	2,000,000 [a]	2,131,280
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	2,240,000 [a]	2,446,214
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/22	4,000,000	4,304,520
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	2,360,000	2,524,940
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,500,000	1,554,090
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	3,000,000	3,123,810
New York State Dormitory Authority, Health Center Revenue (Guaranteed; SONYMA)	5.00	11/15/19	1,000,000	1,058,070
New York State Dormitory Authority, Hospital Insured Mortgage Revenue (The New York and Presbyterian Hospital) (Collateralized; FHA and Insured; FSA)	5.25	8/15/15	1,980,000	2,166,714

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, FHA-Insured Mortgage HR (Lutheran Medical Center) (Insured; MBIA)	5.00	8/1/16	1,000,000	1,066,890
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	2,000,000	2,160,800
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,475,000 [a]	1,601,909
New York State Dormitory Authority, Revenue (Columbia University)	5.13	7/1/21	3,630,000	3,897,458
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,153,120
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	2,500,000	2,821,200
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.75	7/1/18	2,500,000	2,869,550
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,145,640
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,290,000	1,482,881
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	3,000,000	3,227,190
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,500,000	2,664,575
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,500,000	1,591,395

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	845,000	884,047
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,475,000	1,640,746
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,045,680
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	500,000	511,420
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/33	2,000,000	2,108,160
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/15	3,885,000	4,182,979
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	3,000,000	3,178,260
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,060,000	2,389,270
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	4,000,000	4,179,400
New York State Dormitory Authority, Secured Hospital Revenue (New York Downtown Hospital) (Insured; MBIA)	5.30	2/15/20	2,500,000	2,589,225
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,825,000	1,944,118

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [a]	1,103,040
New York State Energy Research and Development Authority, Gas Facilities Revenue (Brooklyn Union Gas Co. Project)	6.37	4/1/20	5,000,000	5,278,300
New York State Housing Finance Agency, MFHR (Kensico Terrace Apartments) (Collateralized; SONYMA)	4.95	2/15/38	1,000,000 [b]	1,002,970
New York State Housing Finance Agency, Revenue (Fairway Manor Apartments and LooseStrife Fields Apartments) (Collateralized; FHA)	6.75	11/15/36	25,000	25,475
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,067,480
New York State Power Authority, Revenue	5.00	11/15/20	1,500,000	1,607,580
New York State Power Authority, Revenue (Insured; FGIC)	5.00	11/15/18	1,000,000	1,089,940
New York State Thruway Authority, General Revenue (Insured; AMBAC)	5.00	1/1/24	3,000,000	3,197,400
New York State Thruway Authority, Highway and Bridge Trust Fund (Insured; FGIC)	5.50	4/1/11	1,225,000 [a]	1,336,769
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	6.00	4/1/07	1,965,000 [a]	2,024,068
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.75	4/1/09	2,000,000 [a]	2,123,420
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.56	4/1/19	2,250,000 [c,d]	2,631,285

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Urban Development Corp., Correctional and Youth Facilities Service Contract Revenue	5.25	1/1/10	2,000,000	2,095,080
New York State Urban Development Corp., Correctional Facilities Revenue	5.50	1/1/14	3,000,000	3,250,980
New York State Urban Development Corp., Correctional Facilities Revenue (Insured; FSA)	5.50	1/1/14	3,000,000	3,297,810
New York State Urban Development Corp., State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	3,000,000 [a]	3,330,330
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Co. LLC Project) (Guaranteed; SONYMA)	5.65	8/1/20	25,000	26,029
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Co. LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,535,000	1,609,862
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	2,000,000	2,105,360
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,500,000	1,569,135
North Country Development Authority, Solid Waste Management System Revenue (Insured; FSA)	6.00	5/15/15	2,260,000	2,529,189
Onondaga County Industrial Development Agency, Sewer Facilities Revenue (Bristol Meyers Squibb Co. Project)	5.75	3/1/24	4,000,000	4,578,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	1,024,660
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	3,000,000	3,203,940
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	5,000,000	5,704,350
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,062,250
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,059,120
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) (LOC; Bank of America)	7.55	6/1/07	4,000,000	4,081,120
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jeffersons Ferry Project)	5.00	11/1/28	1,000,000	1,037,460
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	1,000,000	1,085,550
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,282,600
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	2,000,000 [a]	2,368,960

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Triborough Bridge and Tunnel Authority, Revenue (Insured; MBIA)	5.00	11/15/32	3,000,000	3,137,370
Ulster County Industrial Development Agency, Civic Facility Revenue (Benedictine Hospital Project)	6.45	6/1/09	1,950,000 [a]	2,090,985
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	5.00	6/1/26	2,000,000	2,048,280
U.S. Related—5.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,695,000 [a]	2,924,318
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,077,250
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	3,000,000	3,251,700
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	3,000,000 [a]	3,244,380
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	2,420,000 [a]	2,627,467
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,500,000	1,569,315
Total Long-Term Municipal Investments (cost $228,281,418)				**240,154,577**

Short-Term Municipal Investments—3.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; The Bank of New York)	3.53	11/1/06	2,000,000 [e]	2,000,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.61	11/1/06	8,025,000 [e]	8,025,000
Total Short-Term Municipal Investments (cost $10,025,000)				**10,025,000**
Total Investments (cost $238,306,418)			**97.3%**	**250,179,577**
Cash and Receivables (Net)			**2.7%**	**7,007,026**
Net Assets			**100.0%**	**257,186,603**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, this security amounted to $2,631,285 or 1.0% of net assets.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	34.7
AA		Aa		AA	34.5
A		A		A	15.2
BBB		Baa		BBB	8.1
BB		Ba		BB	1.4
B		B		B	1.6
F1		MIG1/P1		SP1/A1	.8
Not Rated[f]		Not Rated[f]		Not Rated[f]	3.7
					100.0

† *Based on total investments.*
[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	238,306,418	250,179,577
Receivable for investment securities sold		4,514,718
Interest receivable		4,033,537
Receivable for shares of Common Stock subscribed		104
Prepaid expenses		6,585
		258,734,521
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		174,711
Cash overdraft due to Custodian		269,040
Payable for investment securities purchased		1,000,137
Payable for shares of Common Stock redeemed		34,240
Accrued expenses		69,790
		1,547,918
Net Assets ($)		**257,186,603**
Composition of Net Assets ($):		
Paid-in capital		244,275,346
Accumulated net realized gain (loss) on investments		1,038,098
Accumulated net unrealized appreciation (depreciation) on investments		11,873,159
Net Assets ($)		**257,186,603**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		13,181,746
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**19.51**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2006

Investment Income ($):	
Interest Income	**12,591,031**
Expenses:	
Management fee–Note 3(a)	1,584,198
Service plan and propspectus fees–Note 3(b)	530,172
Shareholder servicing costs–Note 3(b)	114,559
Professional fees	53,268
Custodian fees	31,375
Shareholders' reports	14,325
Registration fees	14,225
Directors' fees and expenses–Note 3(c)	7,266
Loan commitment fees–Note 2	1,746
Miscellaneous	29,834
Total Expenses	**2,380,968**
Less–reduction in management fee due to undertaking–Note 3(a)	(134,941)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,719)
Net Expenses	**2,240,308**
Investment Income–Net	**10,350,723**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	982,925
Net unrealized appreciation (depreciation) on investments	2,884,237
Net Realized and Unrealized Gain (Loss) on Investments	**3,867,162**
Net Increase in Net Assets Resulting from Operations	**14,217,885**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2006	2005
Operations ($):		
Investment income–net	10,350,723	11,180,883
Net realized gain (loss) on investments	982,925	3,565,392
Net unrealized appreciation (depreciation) on investments	2,884,237	(11,692,846)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,217,885**	**3,053,429**
Dividends to Shareholders from ($):		
Investment income–net	(10,341,014)	(11,237,615)
Net realized gain on investments	(3,293,569)	(16,935)
Total Dividends	**(13,634,583)**	**(11,254,550)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	15,188,080	15,488,822
Dividends reinvested	9,960,293	7,937,196
Cost of shares redeemed	(44,401,191)	(49,032,577)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(19,252,818)**	**(25,606,559)**
Total Increase (Decrease) in Net Assets	**(18,669,516)**	**(33,807,680)**
Net Assets ($):		
Beginning of Period	275,856,119	309,663,799
End of Period	**257,186,603**	**275,856,119**
Capital Share Transactions (Shares):		
Shares sold	787,352	781,219
Shares issued for dividends reinvested	516,663	401,094
Shares redeemed	(2,304,632)	(2,472,422)
Net Increase (Decrease) in Shares Outstanding	**(1,000,617)**	**(1,290,109)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.45	20.01	19.97	20.26	20.10
Investment Operations:					
Investment income−net[a]	.76	.76	.79	.85	.90
Net realized and unrealized gain (loss) on investments	.29	(.56)	.17	(.10)	.17
Total from Investment Operations	1.05	.20	.96	.75	1.07
Distributions:					
Dividends from investment income−net	(.75)	(.76)	(.79)	(.85)	(.91)
Dividends from net realized gain on investments	(.24)	(.00)[b]	(.13)	(.19)	−
Total Distributions	(.99)	(.76)	(.92)	(1.04)	(.91)
Net asset value, end of period	19.51	19.45	20.01	19.97	20.26
Total Return (%)	5.59	1.01	4.90	3.77	5.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90	.89	.90	.88	.89
Ratio of net expenses to average net assets	.85	.89	.89	.88	.89
Ratio of net investment income to average net assets	3.92	3.82	3.99	4.22	4.54
Portfolio Turnover Rate	25.29	42.18	21.48	31.28	26.35
Net Assets, end of period ($ x 1,000)	257,187	275,856	309,664	317,851	331,728

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $22,010, undistributed capital gains $982,359 and unrealized appreciation $11,928,898.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2006 and October 31, 2005, were as follows: tax exempt income $10,341,014 and $11,237,615, ordinary income $0 and $16,380 and long-term capital gains $3,293,569 and $555, respectively.

During the period ended October 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $9,708 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. The Manager has undertaken from November 1, 2005 through July 31, 2007 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .85% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $134,941 during the period ended October 31, 2006.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, for servicing shareholder accounts, ("Servicing") and for advertising and marketing relating to the fund. The Plan provides payments to be made at an aggregate annual rate of .20% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, such aggregate amount not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended October 31, 2006, the fund was charged $530,172 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $76,494 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $4,164 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $130,298, service plan fees $43,433, chief compliance officer fees $1,363 and transfer agency per account fees $12,600, which are offset against an expense reimbursement currently in effect in the amount of $12,983.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2006, amounted to $65,108,089 and $94,702,452, respectively.

At October 31, 2006, the cost of investments for federal income tax purposes was $238,250,679; accordingly, accumulated net unrealized appreciation on investments was $11,928,898, consisting of $11,947,214 gross unrealized appreciation and $18,316 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General New York Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of General New York Municipal Bond Fund, Inc., including the statement of investments, as of October 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General New York Municipal Bond Fund, Inc. at October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 14, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2006:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

—the fund hereby designates $.2361 per share as a long-term capital gain distribution paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for 2006 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2007.

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load and no-load New York municipal debt funds (the

"Performance Group") and to a larger universe of funds, consisting of all retail and institutional New York municipal debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board members noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board members noted that the fund's yield performance for the past ten one-year periods ended June 30, 2006 (1997-2006) was lower than the Performance Group medians, and equal to or higher than the Performance Universe medians for each of the reported time periods. The Board members then reviewed the fund's total return performance for various periods ended June 30, 2006, and noted that the fund's performance was lower than the Performance Group medians for each reported time period, and lower than the Performance Universe medians for each reported time period. Dreyfus also provided the Board with the fund's yield and total return performance and the quartile, percentile and rank of the fund's yield and total return performance within its Lipper category (as provided by Lipper) for certain other periods ended June 30, 2006. The Board noted that the fund's yield performance was in Lipper's second quartile (the first quartile being the best performance) and that the fund's total return performance was in Lipper's first and second quartile, respectively, for the three-month and year-to-date periods ended June 30, 2006. The Board members also noted that the difference in the performance figures of the fund and the performance figures of the other funds in the Performance Group was not significant. The Board members discussed with representatives of the Manager the reason for the fund's underperformance compared to the Performance Group and Performance Universe medians for the applicable periods, and the Manager's efforts to improve performance. The Board also received a presentation from the fund's primary portfolio manager during which she discussed the fund's investment strategy and the factors that affected fund performance.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians. The Board noted that the fund's actual management fee and expense ratio, however, were lower due to the undertaking by Dreyfus to waive fees or reimburse expenses, which management advised the Board would extend until July 31, 2007.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates included in the same category as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager or its affiliates to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services to be provided. Representatives of the Manager informed the Board members that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements and its effect on the manager's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the Manager's efforts to improve the fund's performance, noting the narrow spreads among the performance figures of the comparison group of funds and that the Manager has undertaken to limit the fund's expenses as described above.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, including the manager's undertaking to waive or reimburse certain fees and expenses of the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

Clifford L. Alexander, Jr. (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 71

Ernest Kafka (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

———————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**General New York
Municipal Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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